

September 21, 2012

<u>Via E-Mail</u>
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 W. Sahara Ave., Suite 800
Las Vegas, Nevada 89102

>   **Re: Inova Technology, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 7, 2012**
>   **File No. 333-182813**

Dear Mr. Bates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 in our letter dated August 21, 2012. In particular, we note that you filed a marked copy of Amendment No. 2 with your EDGAR-filed correspondence. Please note that the applicable rules require that you separately EDGAR-file the marked version of the amendment. Please do so for future amendments. Please refer to Rule 472 under the Securities Act and Rule 310 of Regulation S-T.

2.   We note your response to comment 3 in our letter dated August 21, 2012. Please note that the disclosure in the financial statements and the notes to the financial statements are a part of the registration statement and are subject to the rules and regulations governing registration statements on Form S-1. Please revise your registration statement to comply with the requirements of Form S-1. In this regard, we note the inclusion of inapplicable, duplicative or mislabeled information in your registration statement. By way of example only, we note the following:

- on page 50, your filing refers to "Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" while the table of contents on page 2 refers to "Item 9. Description of Securities;"
- on page 50, your filing refers to "Item 9A. Controls and Procedures," which is not a requirement in Form S-1;
- on page 51, your filing refers to "Part III," which is not mentioned in Form S-1;
- on page 51, your filing refers to "Item 10. Directors, Executive Officers and Corporate Governance" while the table of contents on page 2 refers to "Item 10. Interest of Named Experts and Counsel;"
- on page 51, your filing refers to "Item 11. Executive Compensation," while the table of contents on page 2 refers to "Item 11. Information with Respect to the Registrant;"
- on page 52, your filing refers to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," while the table of contents on page 2 refers to "Item 12. Incorporation of Certain Information by Reference;"
- on page 52, your filing refers to "Item 13. Certain Relationships and Related Transactions," while the table of contents on page 2 refers to "Item 13. Other Expenses of Issuance and Distribution;" and
- on page 52, your filing refers to "Item 14. Principal Accountant Fees and Services," while the table of contents on page 2 refers to "Item 14. Indemnification of Directors and Officers."

Please revise your registration statement accordingly.

Registration Statement Cover Page

3.   We note your response to comment 4 in our letter dated August 21, 2012, including your removal of footnote 2 to the fee table. Please further revise the fee table to remove the reference to footnote 2 in the fee table.

Prospectus Cover Page, page 1

4.   We note your response to comment 5 in our letter dated August 21, 2012. Please fill in this blank at the top of the prospectus cover page with the number of shares you are offering.

5.   In the third paragraph on the prospectus cover page, please delete the word "proposed" in the phrase "proposed offering price." In this regard, we note that the offering price is fixed.

6.   In the fourth paragraph on the prospectus cover page, you disclose that your common stock is quoted on the OTC Bulletin Board under the symbol "INVA.OB." However,

based on the OTC Bulletin Board website, your common stock does not appear to be an OTC Bulletin Board stock. Instead, your stock appears to be quoted on the OTCQB marketplace operated by the OTC Markets Group. Please update your disclosure accordingly. In addition, please update your stock price information throughout the prospectus.

7.   In the ninth paragraph on the prospectus cover page, immediately above the pricing table, please highlight the cross-reference to the risk factors section, including the page number where it appears in the prospectus by prominent type or in another manner. Please ensure that the page number cross-reference is accurate.

8.   We note your response to comment 7 in our letter dated August 21, 2012, including the revision indicating that the "shares will only be offered for a period for at least 9 months after the effectiveness of the offering." In view of your response, and the dates elsewhere in the prospectus indicating that the offer will terminate nine months after the effective date of the registration statement, please change the "for at least 9 months after" language to "of no more than 9 months from" or similar language, if your intent is that the offering last for no more than nine months. If true, please further revise your disclosure to clarify that you will not extend the term of the offering.

Third Party Data, page 4

9.   We note your response to comment 6 in our letter dated August 21, 2012. As previously requested, please delete the sentence beginning "Although we believe the information in these industry publications, surveys and forecasts is reliable . . ." or otherwise revise your disclosure to eliminate any implication that you are not responsible for the information you have chosen to include in the registration statement.

Prospectus Summary, page 4

The Offering, page 4

10.   Please add a row to the summary for the offering price.

Risk Factors, page 5

Risks Related to Our Business, page 5

Government Budget, page 9

11.   We note your response to comment 15 in our letter dated August 21, 2012, as well as the revisions you made to the caption and the addition you made to the body of the risk factor. Please revise the caption of this risk factor to succinctly describe the risk. Additionally, please revise the body of the risk factor to discuss the material terms of this

program as they relate to you and your business and to explain how changes in the program could affect you. By way of an example, you could state the amount of revenues you derive from this program and how much those revenues could change with changes in government spending. In this regard, it appears that your disclosure that the Erate program "is a $2.5 billion program, $50 million of which is allocated for Texas schools" is not necessarily related to the amount of revenue you derive from the program.

Risks Related to This Offering and an Investment in Our Securities, page 9

Our executive officers and directors have significant shareholdings…, page 9

12.   We note your response to comment 16 in our letter dated August 21, 2012, as well as the revisions you made to your disclosure. In particular, we note that the caption to the risk factor identifies "conflicts with other shareholders over corporate votes." Please revise the caption of this risk factor to clarify that the conflict relates to all matters on which shareholders might vote. In addition, as previously requested, please revise both the caption to and body of this risk factor to clarify that, because of the magnitude of their share holdings, your directors and officers have the ability to determine the outcome of all matters on which shareholders might vote.

Determination of Offering Price, page 11

13.   We note your response to comment 18 in our letter dated August 21, 2012. Please revise your disclosure under this subheading to state that, if true, you will offer and sell shares at a fixed price of $0.01 per share. In addition, please delete the statement "That price is subject to change as a result of market conditions and other factors," as you must offer and sell your securities at the fixed price for the duration of the offering.

Use of Proceeds, page 11

14.   We note your response to comment 19 in our letter dated August 21, 2012, as well as the revisions you made to your disclosure identifying your creditors. As previously requested, please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

15.   We note your disclosure in the last paragraph on page 11 of the possibility of the payment to junior creditors. Please disclose the conditions under which the junior creditors would be paid.

Directors, Executive Officers, Promoters and Control Persons, page 17

16.   Please add "Executive Compensation" and "Summary Compensation Table" headings to your compensation disclosure.

Security Ownership of Certain Beneficial Owners, page 19

17.   We note your response to comment 25 in our letter dated August 21, 2012. Please add to
        your beneficial ownership table any person or entity — including Southbase LLC,
        Southbase International, and Advisors LLC — who is the beneficial owner of more than
        5% of any class of your voting securities. Additionally, for each of these persons or
        entities, please disclose in the beneficial ownership table the total number of shares
        beneficially owned by the person or entity. Please disclose by footnote or otherwise the
        number of shares directly owned by the person or entity and the name of any person or
        entity through which shares are beneficially owned. Finally, please disclose by footnote
        or otherwise the nature of any relationship between the beneficial owner and the actual
        owner. For additional guidance, please see Item 403(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page
20

Results of Operations for the year ended April 30, 2012 compared to year ended April 30, 2011,
page 20

18.   We note your response to comment 31 in our letter dated August 21, 2012. Please
        expand your disclosure to provide a description of the changes in the "type of jobs" from
        2011 to 2012 addressing your major sources of revenue for each year.

19.   We note your response to comment 32 in our letter dated August 21, 2012 and added
        disclosure noting there was no impairment loss in 2012. Please expand your narrative to
        describe the impairment loss recognized in 2011 and explain the amortization expense in
        2011 that was not recognized in 2012.

20.   We note your response to comment 33 in our letter dated August 21, 2012. As previously
        requested, retitle your non-GAAP measure that includes adjustments to the standard
        definition of EBITDA. For example, your table on page 40 continues to present a
        reconciliation of "EBITDA." Also, please revise to include in your presentation with
        equal or greater prominence, the most directly comparable financial measure or measures
        calculated and presented in accordance with GAAP.

21.   You state you are not aware of any cash settlement measures that have more than a
        remote chance of occurring. For each of your adjustments to reconcile net loss to the
        measure EBITDA, please explain to us how the item did not require or will not require
        cash settlement. Refer to Item 10-(e) of Regulation S-K. For example, we understand
        the loss on transfer of financial assets represents the servicing fee associated with your
        transfer of accounts receivable to NETF per your disclosure in Note 4 to the financial
        statements. Further, please revise to separately list each adjustment to your non-GAAP
        measure in your definition.

Liquidity and Capital Resources, page 22

22.   We note your response to comment 34 in our letter dated August 21, 2012. You
        reference the non-GAAP measure EBITDA. If you intended to refer to Adjusted
        EBITDA on the preceding page, please revise to retitle EBITDA. If you did not intend to
        refer to Adjusted EBITDA, then please revise to provide the disclosure required by Item
        10(e) of Regulation S-K.

Dilution, page 23

23.   Please revise your presentation to comply with Item 506 of Regulation S-K. You
        disclose your net tangible book value as of August 24th and then disclose what your net
        tangible book value would have been as of April 30th assuming you issue all of the shares
        offered. Further, it appears that the number of shares of your common stock outstanding
        used in the calculation is not the same number of shares reflected on the face of your
        balance sheet as issued and outstanding as of April 30, 2012.

Capitalization, page 24

24.   Please explain the discrepancy between the 88,688,715 shares of common stock issued
        and outstanding as of April 30, 2012 shown here and the 76,364,065 shares issued and
        outstanding on the face of your audited consolidated balance sheet as of April 30, 2012.

Item 8. Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 34

Fair Value Measurements, page 37

25.   We note your response to comment 36 in our letter dated August 21, 2012. You describe
        the three levels of the fair value hierarchy defined by ASC. As previously requested,
        please provide a description of your valuation technique(s) used and the inputs used for
        your fair value measurements under Level 2 and Level 3. See FASB ASC 820-10-50-
        2(e).

Note 4 –Contract Receivables & Credit Facility Receivable, page 37

26.   We note your response to comments 38 and 39 in our letter dated August 21, 2012.
        Please revise to clarify, if true, that the proceeds received from the sales of accounts
        receivable to NETF are net of the servicing fees. That is, you disclose you received $5.5
        million in gross profit, however, you also disclose NETF remits an amount equal to the
        monthly gross profit margin on the sales less the contractual fees. As such, it would
        appear that your cash proceeds for 2012 would have been the $5.5 million gross margin

less the $322,590. If our understanding is correct, please revise to disclose the actual amount of proceeds to clarify the cash flows between you and NETF. Refer to FASB ASC 860-20-50-3(d).

Note 15 – Redeemable Preferred Stock & Non-Controlling Interest, page 48

27.   We note your revisions in response to comment 42 of our letter dated August 21, 2012 and that if possible you will attempt to renegotiate the terms. As previously requested please disclose whether the original sellers have agreed to renegotiate the settlement option in the event issuance is in conflict with other secured creditors of Trakkers LLC and any time frames imposed by the sellers to resolve this matter.

Note 18 – Segment Information, page 49

28.   We note your response to comment 44 in our letter dated August 21, 2012. You disclose five sources of revenue under Note 2 including computer equipment sales, sales of radio frequency identification items, rental income, consulting services and network design and implementation. Please revise to provide the revenue disclosures by product and service group required by FASB ASC 280-10-50-40.

Item 16. Exhibits, page 53

29.   Please add the exhibits required by Item 601 of Regulation S-K, including your articles of incorporation and bylaws.

Item 17. Undertakings, page 53

30.   We note your response to comment 45 in our letter dated August 21, 2012. Please revise your undertakings to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or in her absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Dieter King for

                                        Mara L. Ransom
                                        Assistant Director